Filed by TranSwitch Corporation
              pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c)
                           under the Securities Exchange Act of 1934, as amended

                      Subject Company: TranSwitch Corporation (File No. 0-25996)

                       [TRANSWITCH LOGO GRAPHICS OMITTED]

                                                                    News Release

TranSwitch Corporation Announces Filing of a Registration Statement for Proposed
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    Exchange Offer with the Holders of its 4 1/2% Convertible Notes Due 2005
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(Shelton, CT) May 16, 2003 -- TranSwitch Corporation (NASDAQ:TXCC), a leading developer and global supplier of innovative high-speed VLSI solutions for communications applications, today announced that it has filed registration statements with the Securities and Exchange Commission relating to a proposed exchange offer involving holders of its currently outstanding 4 1/2% Convertible Notes due September 2005. In the proposed exchange offer, TranSwitch would offer up to $85,584,000 aggregate principal amount of its new 6% Convertible Senior Plus Cash NotesSM due 2007 for up to all of the $114,113,000 aggregate principal amount of its currently outstanding 4 1/2% notes. In addition, the Company expects to offer to the holders of its existing notes that participate in the exchange offer, the right to purchase for cash up to an additional $14,416,000 of the Plus Cash Notes.

If consummated, the exchange offer and the cash offer will allow the Company to reduce its outstanding indebtedness.

U.S. Bancorp Piper Jaffray is serving as the dealer manager for the exchange offer and placement agent for the cash offer. A combined registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange or sell, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

                                    - more -

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TranSwitch Corporation Announces Filing of a Registration Statement for Proposed
Exchange Offer with the Holders of its 4 1/2% Convertible Notes Due 2005
                                                                          Page 2

At the time the exchange offer is commenced, TranSwitch will file a Tender Offer Statement with the Securities and Exchange Commission. The Tender Offer Statement (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the exchange offer or the cash offer. The prospectus, the related letter of transmittal and certain other offer documents will be made available to all holders of the 4 1/2% Convertible Notes due 2005 at no expense to them. The Tender Offer Statement (including the prospectus, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's website at www.sec.gov.

TranSwitch Corporation, headquartered in Shelton, Connecticut, is a leading developer and global supplier of innovative high-speed VLSI semiconductor solutions - Connectivity Engines(TM) - to original equipment manufacturers who serve three end-markets: the Worldwide Public Network Infrastructure, the Internet Infrastructure, and corporate Wide Area Networks (WANs). Combining its in-depth understanding of applicable global communication standards and its world-class expertise in semiconductor design, TranSwitch Corporation implements communications standards in VLSI solutions which deliver high levels of performance. Committed to providing high-quality products and service, TranSwitch is ISO 9001 registered. Detailed information on TranSwitch products, news announcements, seminars, service and support is available on TranSwitch's home page at the World Wide Website - http://www.transwitch.com.

                                      # # #

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements regarding TranSwitch, its operations and its financial results involve risks and uncertainties, including without limitation risks associated with the proposed exchange offer and cash offer, including the possibility that the proposed exchange offer and cash offer may not be initiated, or if initiated, may not be consummated; risks of downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for TranSwitch's products and products developed by TranSwitch's customers; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks relating to TranSwitch's indebtedness; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization; and other risks detailed in TranSwitch's filings with the Securities and Exchange Commission.

TranSwitch is a registered trademark of TranSwitch Corporation.

TranSwitch Corporation Announces Filing of a Registration Statement for Proposed Exchange Offer with the Holders of its 4 1/2% Convertible Notes Due 2005 page 3

For more information contact:

Peter J. Tallian
Chief Financial Officer
TranSwitch Corporation
Phone: 203/929-8810 ext. 2427
Fax: 203/926-9453
www.transwitch.com

Jeffrey Winaker
Managing Director, Convertible Securities
U.S. Bancorp Piper Jaffray
Phone: 415/984-5142
Fax: 415/984-5122

or

Brian Sullivan
Managing Director, Convertible Securities
U.S. Bancorp Piper Jaffray
Phone: 415/984-5144
Fax: 415/984-5122